UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       April 2003

              File No.    0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

Press Release dated April 9, 2003

2.

Press Release dated April 10, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated  April 14, 2003                                   Signed: /s/ Christopher Dyakowski

                                                                            Christopher Dyakowski, Director

SAN TELMO ENERGY LTD. (STU- TSX-VENTURE EXCHANGE)

PRESS RELEASE

APRIL 9, 2003

The Company hereby announces that it will be holding an Extra-Ordinary General Meeting on Wednesday the 14 day of May, 2003 at 10:00 a.m. The Meeting will be considering an authorization to carry out th distributions of securities, a subdivision of the stock on the basis of 3 new shares for 1 old share, the delisting of the common shares of the Company from the facilities of the TSX Venture Exchange, the adoption of the new form of escrow agreement provided for in the National Policies and the approval of a Stock Option Plan.

On April 8, 2003, the Company closed a non-brokered private placement of 207,333 shares at a price of

$1.20 US per share which was announced on February 24, 2003. The hold period of the shares will expire on August 9, 2003.

On Behalf of the Board,

“W.E. Schmidt”

William E. Schmidt, Director

This release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private

Securities Litigation Reform Act of 1995, regarding San Telmo Energy business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY CORPORATE UPDATE

Calgary, Alberta, April 10, 2003 - San Telmo Energy (OTCBB: STUOF), an emerging oil and gas company, released its quarterly shareholder update. For fiscal third quarter (ended January 31, 2003) the company reported the following developments:

OPERATIONS AND FINANCIAL CONDITIONS

San Telmo participated in the drilling of an exploratory gas well in Mahaska, Alberta, in which the company has a 30% working interest. San Telmo’s Mahaska well was successfully completed and production has been tied-in to a nearby pipeline. The well is currently producing approximately 1 million cubic feet of gas per day.

The company entered into a partnership, earning a 40% working interest, for a prospect in

Whitecourt, Alberta. The well was drilled and cased as a gas well and is scheduled to be tied in.

One of three prospects acquired in Crown Land sales in Q3, San Telmo’s Peace River Arch well,

was drilled and cased. San Telmo has a 50% working interest in this prospect.

The Gordondale prospect, acquired via a Crown Land sale, is held 100% by San Telmo Energy.

A pool similar to San Telmo’s Gordondale target has produced 140,000 barrels of oil and 1 billion cubic feet of gas to date from two wells.

At Boundary Lake, San Telmo’s prospect is offsetting a pool that has produced 651,000 barrels of oil to date. San Telmo holds a 100% working interest in this project, which was acquired in a

Crown Land sale.

During the period, San Telmo closed two private placement financings of 598,500 shares and 476,190 shares for combined gross proceeds of $1,460,376. No warrants were issued with these fundings.

San Telmo Energy’s working capital position at January 31, 2003 was $1,243,957.

SUBSEQUENT EVENTS

In the current quarter, San Telmo Energy announced a drilling commitment to earn a 100% interest in one section of land in Alberta’s West Pembina area. The high-impact prospect is a Nisku Pinnacle Reef identified through proprietary seismic data. San Telmo Energy is the operator. The drill program will test the Nisku formation to a target depth of 3,025 Meters (10,000 feet).

The company announced two private placement financings for US$500,000 each at a price of US $1.20 per share, and a third for US$500,000 at $1.50 per share. No warrants have been issued in connection with these financings.

San Telmo Energy has identified additional opportunities that it will pursue for exploration for the period ending April 30, 2003.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team.

Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo

Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company. The company has 8,306,035 shares issued and outstanding and is publicly traded under the symbol “STUOF”.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com

Or the company website at www.santelmoenergy.com <http://www.santelmoenergy.com>

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the “safe-harbour” provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.